SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 001-36458

Neovasc Inc.

(Translation of registrant’s name into English)

Suite 5138 — 13562 Maycrest Way

Richmond, British Columbia, Canada, V6V 2J7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated September 18, 2018 — Neovasc Announces Effective Date of Share Consolidation

2	Letter of Transmittal

DOCUMENT 1

NEWS RELEASE

NASDAQ, TSX: NVCN

Neovasc Announces Effective Date of Share Consolidation

VANCOUVER, BC — September 18, 2018 — Neovasc Inc. (“Neovasc” or the “Company”) (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that the Company has filed articles of amendment, effective today, to effect the previously announced share consolidation (reverse stock split) (the “Consolidation”) of its issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-Consolidation Common Share for every one-hundred (100) pre-Consolidation Common Shares.  The consolidation will reduce the number of Common Shares issued and outstanding from approximately 1,901,639,980 Common Shares to approximately 19,016,405 Common Shares. The Common Shares are expected to commence trading on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Capital Market on a post-Consolidation basis on or about the opening of trading on September 21, 2018.

The Company’s transfer agent, Computershare Investor Services Inc., has sent a letter of transmittal dated today to the registered holders of Common Shares. The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the transfer agent. Shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR profile at www.sedar.com or the Company’s EDGAR profile at www.sec.gov. Until surrendered, each certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation. If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

The Company’s new CUSIP number is 64065J205 and its new ISIN number is CA64065J2056.

For additional information regarding the Consolidation, please refer to the Company’s Notice of Annual General and Special Meeting of Shareholders and Management Information Circular dated May 2, 2018, which are available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ (the “Reducer”), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™ (the “Tiara”), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the expected trading date of the post-Consolidation Common Shares and the rapidly growing cardiovascular marketplace. Words and phrases such as “expected” and “will”, and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company’s ability to continue as a going concern; risks relating to the warrants (the “Warrants”) and senior secured convertible notes (the “Notes”) issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the “2017 Financings”), resulting in significant dilution to the Company’s shareholders; risks relating to the Company’s need for significant additional future capital and the Company’s ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of Common Shares; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Common Shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company’s common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company’s business operations and share price; risks relating to the Company’s significant indebtedness, and its effect on the Company’s financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company’s resources and result in the payment of significant damages and other remedies; the Company’s ability to establish, maintain and defend intellectual property rights in the Company’s products; risks relating to results from clinical trials of the Company’s products, which may be unfavorable or perceived as unfavorable; the Company’s history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company’s products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company’s competitors may develop more effective or more affordable products; risks relating to the Company’s ability to achieve or maintain expected levels of market acceptance for the Company’s products, as well as the Company’s ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company’s ability to convince public payors and hospitals to include the Company’s products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company’s products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company’s products; health and safety risks associated with the Company’s products and industry; risks associated with the Company’s manufacturing operations, including the regulation of the Company’s manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company’s products; risks relating to the manufacturing capacity of third-party manufacturers for the Company’s products, including risks of supply interruptions impacting the Company’s ability to manufacture its own products; risks relating to the Company’s dependence on limited products for substantially all of the Company’s current revenues; risks relating to the Company’s exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company’s employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company’s dependence upon key personnel to achieve its business objectives; the Company’s ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company’s management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company’s ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company’s ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company’s constating documents which could discourage a third party from making a takeover bid beneficial to the Company’s shareholders; and risks relating to conflicts of interests among the Company’s officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the “Risk Factors” section of the Company’s Annual Report on Form 20-F and in Management’s Discussion and Analysis for the quarter ended June 30, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

CONTACT

Chris Clark, Chief Financial Officer

Neovasc Inc.

604 248-4138

cclark@neovasc.com

DOCUMENT 2

. NEOVASC INC. MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Toll Free Canada and US 1-800-564-6253 International 1-514-982-7555 C 1 2 3 4 5 6 7 8 9 0 J N T TAX ID CERTIFIED Y/N TOTAL SHARES 12345678901234 F o l d NEOVASC INC. - LETTER OF TRANSMITTAL TO: Computershare Trust Company of Canada The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Neovasc Inc. (“Neovasc”) which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s) or DRS, free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares. The below-listed shares are hereby surrendered in exchange for shares representing consolidated common shares of Neovasc Inc. (“Neovasc”) on the basis of 100 old common shares of Neovasc for 1 post-consolidated share of Neovasc. Neovasc will not issue any fractional common shares as a result of the consolidation. Instead, all fractional shares will be rounded to the nearest whole number. The undersigned authorizes and directs Computershare Trust Company of Canada to issue a Direct Registration (“DRS”) advice for Neovasc to which the undersigned is entitled as indicated below and to mail such advice to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Neovasc. In the event that a DRS advice is not available, a/an Neovasc stock certificate will be issued and mailed to the address indicated above. Lost Certificates: If you cannot locate some or all of your certificates, read and complete Box A - Lost Certificate(s) on the back of this form and mark the boxes below with an X corresponding to the certificate numbers you cannot locate. Lost Certificate NumberSharesLost Certificate NumberSharesTotalsShares XXXX1234567812345678901234 XXXX1234567812345678901234 XXXX1234567812345678901234 XXXX1234567812345678901234 XXXX1234567812345678901234 XXXX1234567812345678901234 XXXX1234567812345678901234 XXXX1234567812345678901234 XXXX1234567812345678901234 XXXX1234567812345678901234 Total Certificated Shares Total Uncertificated Shares Total Shares 12345678901234 12345678901234 12345678901234 2. Signatures: Sign and date this form. The names of the registered holders are listed in the Name and Address at the top of this form. All registered holders MUST sign exactly as the name is printed above. Signature of Registered Owner or Authorized Representative Signature of Co-Owner (if more than one registered holder listed) 1 2 3 4 5 6 7 8 9 0 1 2 3 4 1 ECALT C 0 1 XXXX 0 2 9 4 6 1 01CCHE CPUQC01.E.INT/000001/i1234

 1. Use of Letter of Transmittal Instructions for completing the Letter of Transmittal a. Each shareholder holding share certificates or DRS of Neovasc must send or deliver this Letter of Transmittal duly completed and signed together with the share certificates or DRS described herein to Computershare Trust Company of Canada (“Computershare”) at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended. b. Shares registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney. c. Shares not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an «Eligible Institution)) or in some other manner satisfactory to Computershare. An «Eligible Institution)) means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. d. Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act. e. Neovasc reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it. 2. Lost Share Certificates If a share certificate has been lost or destroyed, shareholders may complete Box A below (only valid until December 21, 2018 and replace their certificate(s) under Computershare’s blanket bond with Aviva Canada. Shareholders with replacement requests in excess of $200,000.00, or shareholders who wish to replace their certificates outside of Computershare’s blanket bond program must sign and complete this Letter of Transmittal and forward to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange. 3. Miscellaneous Additional copies of the Letter of Transmittal may be obtained from Computershare at the office location listed below. Any questions should be directed to Computershare at 1-800-564-6253 between the hours of 8:30 a.m. - 8:00 p.m. E.S.T, or by e-mail to corporateactions@computershare.com. BOX A - LOST CERTIFICATES If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. Premium Calculation: Lost Shares X CAD $0.0012= Premium Payable $ NOTE: Payment NOT required if premium is less than $5.00 The option to replace your certificate by completing this Box A will expire on December 21, 2018. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Trust Company of Canada STATEMENT OF LOST CERTIFICATES: The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Neovasc Inc. (“Neovasc”) , Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD $ 0.0012 per lost Neovasc share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada. Enclose all certificates in the envelope provided and send it with the completed form to Computershare, or for any questions contact Computershare. By Mail: PO Box 7023By Registered Mail, 100 University Avenue Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use any information you provide using a return form included with this Statement in order to process your request and will treat your submission of the form as your consent to the above. 0 1 C C I F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.
(Registrant)

Date:	September 18, 2018	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer